VICTORY PORTFOLIOS

3435 Stelzer Road

Columbus, Ohio 43219

February 14, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Victory Portfolios — Pre-Effective Amendment No. 2 to

Registration Statement on Form N-14

File No. 333-228851; ICA File No. 811-04852

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, Victory Portfolios (the “Registrant”) and Victory Capital Advisers, Inc., the principal underwriter of the Registrant (the “Distributor”), respectfully request acceleration of the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 of the Registrant (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2019, to February 15, 2019 or as soon as possible thereafter.

We are aware of our obligations under the Securities Act, and believe that such acceleration would be consistent with the obligation of the Commission to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

VICTORY PORTFOLIOS		VICTORY CAPITAL ADVISERS, INC.

By:	/s/ Christopher K. Dyer	By:	/s/ Peter Scharich
	Christopher K. Dyer		Peter Scharich
	President		President